As filed with the Securities and Exchange Commission on November 25, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Hain Celestial Group, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

405217100

(CUSIP Number of Class of Securities of Underlying Common Stock)

Irwin D. Simon

The Hain Celestial Group, Inc.

58 South Service Road

Melville, NY 11747

(631) 730-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Roger Meltzer, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020

(212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$415,000	$16.31

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 72,900 shares of common stock of The Hain Celestial Group, Inc. having an aggregate value of approximately $415,000 as of November 24, 2008 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of November 24, 2008.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on a rate equal to $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP NO. 405217100

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption “Summary of Terms” in the Offer to Amend Eligible Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Amend”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)        Name and address. The name of the issuer is The Hain Celestial Group, Inc., a Delaware corporation (the “Company”), the address of its principal executive office is 58 South Service Road, Melville, NY 11747. The telephone number of the Company’s principal executive office is (631) 730-2200.

(b)        Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Amend by the Company to amend, at the election of the holders, certain outstanding and unexercised options to purchase common stock of the Company granted to certain U.S. employees of the Company (the “Eligible Options”). To be tendered in this offer, an Eligible Option must meet each of the following conditions:

Eligible Options:

•

the option was granted under the Company’s Amended and Restated 1994 Long Term Incentive and Stock Award Plan (the “1994 Plan”) or its Amended and Restated 2002 Long Term Incentive and Stock Award Plan (the “2002 Plan” and, together with the 1994 Plan, the “Plans”);

•

the option has an exercise price that is lower than the fair market value per share of the Company’s common stock on the date that has been determined to be the revised measure date for financial accounting purposes;

•	the option (or portion thereof) is outstanding and is unexercised as of the date the offer expires;

•	the option is held by an Eligible Optionee as defined in the Offer to Amend; and

•	the option, or part thereof, was unvested as of January 1, 2005, or has been determined to be potentially subject to adverse taxation under Section 409A.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options tendered by holders of Eligible Options (“Eligible Optionees”) and accepted for amendment. As of November 24, 2008, there were Eligible Options to purchase 72,900 shares of common stock of the Company outstanding.

(c)        Trading market and price. The information set forth in the Offer to Amend under the caption “The Offer” in Section 7 entitled “Price range of common stock underlying the options” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)        Name and address. The filing person is the issuer. The information for the issuer is set forth under Item 2(a) above. Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Amend under the caption “The Offer” in Section 10 entitled “Information concerning the Company” and Section 11 entitled “Interests of directors and officers; transactions and arrangements concerning the options; and material agreements with directors and officers” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)        Material terms. The information set forth in the Offer to Amend under the caption “Summary of Terms”, and under the caption “The Offer” in the sections entitled “Material terms; Additional definitions; Examples; No other rights; Additional considerations”, “Source and amount of consideration; Terms of Plans”, “Procedures for tendering Eligible Options”, “Withdrawal rights”, “Extension of the Offer; termination; amendment”, “Accounting consequences of the Offer”; and “Material U.S. federal income tax consequences is incorporated herein by reference.”

(b)        Purchases. The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 entitled “Interests of directors and officers; transactions and arrangements concerning the options; and material agreements with directors and officers” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)        Agreements involving the subject company’s securities. The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Procedures for tendering Eligible Options” and “Interests of directors and officers; transactions and arrangements concerning options; and material agreements with directors and officers” is incorporated herein by reference. The 1994 Plan is filed as Annex F to the Joint Proxy Statement/Prospectus contained in the Company’s Registration Statement on Form S-4 (File No. 333-33830), filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2000 and is incorporated herein by reference. The 2002 Plan is filed as Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-140180), filed with the SEC on January 24, 2007 and is incorporated herein by reference. The Company’s forms of Option Agreement Amendment and Option Agreement are filed as Exhibits 99.(a)(1)(I) and 99.(a)(1)(J) to this Schedule TO; such exhibits contain information regarding the subject securities and are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)        Purposes. The information set forth in the Offer to Amend under the caption “Summary of Terms” and under the caption “The Offer” in Section 2 entitled “Purpose of the Offer” is incorporated herein by reference.

(b)        Use of securities acquired. The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Status of Eligible Options not amended”, “Conditions of the Offer”, “Accounting consequences of the Offer”, “How Amended Options will differ from Eligible Options”, and within Section 4 under the caption “Our Acceptance Constitutes an Agreement” is incorporated herein by reference.

(c)        Plans. The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the Offer”, “Source and amount of consideration; Terms of Plans” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)        Source of funds. The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; Terms of Plans” and within Section 4 under the caption “Our Acceptance Constitutes an Agreement” is incorporated herein by reference.

(b)        Conditions. Not applicable.

(d)        Borrowed funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)        Securities ownership. The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning options; and material agreements with directors and officers” is incorporated herein by reference.

(b)        Securities transactions. The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and officers; transactions and arrangements concerning options; and material agreements with directors and officers” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)        Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)        Financial information. The information set forth in Part II, Item 8 “Financial Statements and Supplementary Data” and Part IV, Item 15 “Exhibits, Financial Statement Schedules” of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30,

2008, filed with the SEC on August 29, 2008, including all material incorporated by reference therein, is incorporated by reference herein and Part I, Item 1. “Financial Statements” of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed with the SEC on November 10, 2008, including all material incorporated by reference therein, is incorporated by reference herein. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the SEC’s website at http://www.sec.gov. The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company” and “Additional information” is incorporated herein by reference.

(b)        Pro forma financial information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)        Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Interests of directors and officers; transactions and arrangements concerning the options; and material agreements with directors and officers” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)        Other material information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options.

99.(a)(1)(B)	Form of email containing personalized Election Form.

99.(a)(1)(C)	Form of Commencement Notice.

99.(a)(1)(D)	Form of Election Form.

99.(a)(1)(E)	Form of Election Confirmation Statement.

99.(a)(1)(F)	Form of Final Election Confirmation Statement: Accepted Offer.

99.(a)(1)(G)	Form of Final Election Confirmation Statement: Rejected Offer.

99.(a)(1)(H)	Form of Election Reminder Notice.

99.(a)(1)(I)	Form of Option Agreement Amendment.

99.(a)(1)(J)	Form of Option Agreement.

99.(a)(1)(K)	The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed with the SEC on August 29, 2008, as amended October 28, 2008, and incorporated herein by reference.

99.(a)(1)(L)	The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed with the SEC on November 10, 2008, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	The Company’s Amended and Restated 1994 Long Term Incentive and Stock Award Plan, as amended, filed as Annex F to the Joint Proxy Statement/Prospectus contained in the Company’s Registration Statement on Form S-4 (File No. 333-33830), filed with the SEC on April 24, 2000, and incorporated herein by reference.

99.(d)(1)(B)	The Company’s Amended and Restated 2002 Long Term Incentive Stock Award Plan, as amended, filed as Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-140180), filed with the SEC on January 24, 2007, and incorporated herein by reference.

99.(d)(1)(C)	Reference is made to Exhibit 99.(a)(1)(I).

99.(d)(1)(D)	Reference is made to Exhibit 99.(a)(1)(J).

99.(g)	Not applicable.

99.(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)        Not applicable.

SCHEDULE TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2008.

THE HAIN CELESTIAL GROUP, INC.

By:	/s/ Ira J. Lamel
Ira J. Lamel
Executive Vice President and Chief Financial Officer

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options.

99.(a)(1)(B)	Form of email containing personalized Election Form.

99.(a)(1)(C)	Form of Commencement Notice.

99.(a)(1)(D)	Form of Election Form.

99.(a)(1)(E)	Form of Election Confirmation Statement.

99.(a)(1)(F)	Form of Final Election Confirmation Statement: Accepted Offer.

99.(a)(1)(G)	Form of Final Election Confirmation Statement: Rejected Offer.

99.(a)(1)(H)	Form of Election Reminder Notice.

99.(a)(1)(I)	Form of Option Agreement Amendment.

99.(a)(1)(J)	Form of Option Agreement.

99.(a)(1)(K)	The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed with the SEC on August 29, 2008, as amended October 28, 2008, and incorporated herein by reference.

99.(a)(1)(L)	The Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed with the SEC on November 10, 2008, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	The Company’s Amended and Restated 1994 Long Term Incentive and Stock Award Plan, as amended, filed as Annex F to the Joint Proxy Statement/Prospectus contained in the Company’s Registration Statement on Form S-4 (File No. 333-33830), filed with the SEC on April 24, 2000, and incorporated herein by reference.

99.(d)(1)(B)	The Company’s Amended and Restated 2002 Long Term Incentive Stock Award Plan, as amended, filed as Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-140180), filed with the SEC on January 24, 2007, and incorporated herein by reference.

99.(d)(1)(C)	Reference is made to Exhibit 99.(a)(1)(I).

99.(d)(1)(D)	Reference is made to Exhibit 99.(a)(1)(J).

99.(g)	Not applicable.

99.(h)	Not applicable.